December 19, 2013

Mr. Michael R. Clampitt, Senior Attorney

Mr. John P. Nolan, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

RE:                          Talmer Bancorp, Inc.

Amendment No. 3 to Confidential Draft Registration Statement on Form S-1

Confidentially Submitted on September 27, 2013

CIK No. 0001360683

Dear Mr. Clampitt:

This letter is being submitted in response to certain comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 16, 2013 (the “Comment Letter”) with respect to the above-referenced Confidential Draft Registration Statement on Form S-1 submitted by Talmer Bancorp, Inc.  Unless the context indicates otherwise, all references in this letter to “the Company,” “we,” “us” and “our” refer to Talmer Bancorp, Inc. and our wholly owned subsidiaries, Talmer Bank and Trust and First Place Bank.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.              We note your response to comment 1 of our comment letter to you dated August 16, 2013 and comment 2 of our comment letter to you dated October 15, 2012. However, you have still not included the following information that we have previously requested and that is required by Form S-1:

•                  the number of shares to be sold by the company and the number of shares to be sold by selling shareholders as required by Item 501(2); and

•                  the offering range of the securities, as required by Item 501(3).

Please be advised that the staff may defer any further reviews until the non- Rule 430A disclosures are substantially provided.

Response:  We respectfully acknowledge the Staff’s comment.

Prospectus Summary

2.              Noting the significance of Mr. Ross’s involvement, revise the section entitled “Company Overview” as follows:

•                  his right to have a non-voting observer present at all meetings of the Board;

•                  the “venture capital operating company rights” you granted to him;

•                  revise, in the first two paragraphs on page 4, your description of your private placements to disclose the percentage and amount of each of each offering that was purchased by Mr. Ross;

•                  whether Mr. Ross selected the institutions the Company acquired or his role if less;

•                  that Mr. Ross has informed you that he will “decrease substantially” the amount of stock he beneficially owns;

•                  disclose he will no longer purchase securities in your private offerings; and

•                  disclose if you are aware of any intention of Mr. Ross to resign from your Board.

Response:  We have revised Amendment No. 4 in response to and in accordance with the Staff’s comments and have disclosed in the “Prospectus Summary” section on page 3 of Amendment No. 4 (i) the ability of the WL Ross Funds to have a non-voting observer, (ii) that we granted the WL Ross Funds “venture capital operating company rights,” (iii) the percentage of the overall offering amount purchased by the WL Ross Funds, in the aggregate, in our 2010 and 2012 private placements, and (iv) the percentage amount we expect the WL Ross Funds to beneficially own, in the aggregate, after the offering.

We respectfully advise the Staff that Mr. Ross did not select any of the institutions that we acquired.  However, as with all of our other board members, Mr. Ross was actively engaged in our Board’s evaluation and approval of each of our acquisitions.  We further respectfully advise the Staff that we have no current plans to engage in further private offerings following the completion of our public offering, as we expect to have enough capital and other sources of financing following this offering to execute our business plan, including possible acquisitions of depository institutions.  As such, we are not currently relying on and do not expect to rely on the WL Ross Funds, or their respective affiliates, to finance any acquisitions in the future.  Finally, we are not currently aware of any intention of Mr. Ross to resign from our Board of Directors.

Our Competitive Strengths

3.              We note your response to comment 1 of our comment letter to you dated August 16, 2013.  Please supplement your claim in the first sentence of 17.5 compound annual growth rate to disclose the rate without the benefit of one-time gains. Revise the table to provide for each period that you have a bar a footnote disclosing any one-time gain for the period and the book value per share for each period without the one-time gains; and show for each bar the portion of each tangible book value per share that is attributable to a one time bargain purchase gain or any other one-time gain.

Response:  We have revised Amendment No. 4 in response to and in accordance with the Staff’s comments on pages 11 and 133 of Amendment No. 4.

Risk Factors

Risks Related to our Common Stock

4.              We note your response to comment 8 of our comment letter to you dated August 16, 2013.  As we have requested, please include a risk factor addressing risks associated with Mr. Ross being the beneficial owner of twenty four percent of your stock and serving as a director including the following risks:

•                  the risk that he will sell his stock and that will adversely affect your stock price;

•                  your reliance on him for financing your acquisitions and the risk he will cease to finance future acquisitions; and

•                  his influence over you as your major stockholder and as a member of the board and he may have interests different from those of most shareholders.

As we requested, please revise the risk factor on page 36 “Certain of our directors may have conflicts of interest” to specifically name Mr. Ross and address the conflicts of interests of Mr. Ross particularly given his major investments in other banks. Please revise your risk factor on page 21 “We depend on our executive officers and key personnel to continue the implementation of our long —term strategy” to discuss the risks associated with the loss of the services of Mr. Ross.

Response:  We have revised Amendment No. 4 in response to and in accordance with the Staff’s comments, including adding a risk factor on page 41 of Amendment No. 4 related to the concentrated ownership of our common stock by the WL Ross Funds and the risk that the WL Ross Funds may sell all or a portion of the common stock and adversely affect our stock price.  We further respectfully advise the Staff as noted in response to Comment No. 3, above, we do not have any current expectation to engage in additional private offerings following the completion of our public offering, as we expect to have enough capital and other sources of financing following this offering to execute our business plan, including possible acquisitions of depository institutions.  As such, we are not currently relying on and do not expect to rely on the WL Ross Funds, or their respective affiliates, to finance any acquisitions in the future. With respect to the Staff’s comment to specifically address potential conflicts of interest of Mr. Ross, as discussed on our conference call on November 21, 2013, while investment funds affiliated with Mr. Ross have made investments in other banking institutions, these institutions primarily conduct their banking businesses in geographic territories that are outside of the markets in which we conduct our business, as follows:  BankUnited (primarily Florida); Amalgamated Bank (primarily New York); Cascade Bancorp (Oregon and Idaho); and Sun Bancorp (New Jersey).  None of these institutions compete with us in our markets in Michigan, Wisconsin, Ohio, Illinois and Indiana and we do not currently plan to expand our operations, by acquisition or otherwise, into the above-referenced territories where any of these institutions primarily operate.

Unaudited Pro Form Condensed Combined Financial Information

5.              We note your response to prior comment ten in our letter dated August 16, 2013. It is still unclear to us why you have recorded the pro forma adjustment eliminating the historical loan loss provision expense. We believe that this adjustment should not be made because it is not directly attributable to the acquisition transaction and/or it does not have a continuing impact on the combined continuing entity. As such, please revise to remove this adjustment.

Response:  We have revised Amendment No. 4 in response to and in accordance with the Staff’s comments on page 63 of Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

6.              We note your response to comment 8 of our comment letter to you dated August 16, 2013. As we requested, please revise this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of the how you will be effected by the Cease and Desist Order and what you plan to do to comply with the terms of the order.

Response:  We have revised Amendment No. 4 in response to and in accordance with the Staff’s comments beginning on page 64 of Amendment No. 4.

Economic Overview

7.              We note your response to comment 8 of our comment letter to you dated August 16, 2013. Please revise the first paragraph on page 61 to identify specific “expense reductions” and “growth in other areas” that “are expected to substantially offset” the decline in revenue from mortgages.

Response:  We have revised Amendment No. 4 in response to and in accordance with the Staff’s comments beginning on page 66 of Amendment No. 4.

Certain Relationships and Related Party Transactions, page 167

Arrangements with the WL Ross Funds, page 167

8.              We note your response to comment 13 of our comment letter to you dated August 16, 2013. As we requested, revise the second paragraph (and related disclosure elsewhere such as page 2) to quantify the “portion of the purchase price” of $6 paid by the Ross

Funds attributable to each share of stock and separately the “portion of the purchase price” of $6 attributable to each warrant and provide similar disclosure in the third paragraph for the 2012 private placement.

Response:  We respectfully advise the Staff that we have disclosed the allocation of the purchase price paid by the WL Ross Funds between the common shares and the warrants for our 2010 and 2012 private placements on an aggregate basis on page 180 of Amendment No. 4.  The allocation between the common shares and the warrants is based upon the relative fair value of the warrants on the date of issuance using a Black-Scholes valuation model, which takes into account expected volatility, risk-free interest rates and expected life.  The Black-Scholes valuations resulted in estimated fair values per warrant of $1.49 for the April 30, 2010 private placement, $2.41 for the February 21, 2012 private placement and $2.38 for the December 27, 2012 private placement. However, because the warrant allocation is based on the warrant’s estimated fair value on the date of grant and there were less warrants issued than common shares in each private placement, the allocation of the purchase between the common shares and the warrants on a per share basis will not equal $6.00 (with respect to the 2010 offering), or $8.00 (with respect to the 2012 offering).  As such, we believe our presentation of the allocation on an aggregate basis is the most meaningful presentation for investors. We have, however, enhanced our disclosure on page 180 of Amendment No. 4 to include the number of common shares issued in each offering.  Finally, in the “Prospectus Summary” section on page 3 of Amendment No. 4, we have included a cross reference to the section entitled “Certain Relationships and Related Party Transactions,” which includes the purchase price allocation as noted above.

Exhibits

9.              We note your response to comment 18 of our comment letter to you dated August 16, 2013. However, you still have not filed all of your exhibits. Please allow adequate time after you file the exhibits for the staff to review and comment upon the exhibits.

Response:  We respectfully acknowledge the Staff’s comment.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Recently Adopted and Issued Accounting Standards

Troubled Debt Restructurings (“TDRs”), page F-8

10.       We note the disclosure that “the change in accounting policy only impacted the disclosures on TDRs and thus comparative disclosures were updated for the change. The change did not have an impact on net income as there were no material improvements in expected cash flows on the modified ASC 310-30 loans that were removed from TDR classification due to the change in the policy for identifying TDRs.” Please provide us with supplemental information addressing the following:

•                  Explain why there appears to be a conflict in the disclosure versus the Company’s response;

•                  Tell us why there was an impact to net income;

•                  Describe the accounting policy in place with respect to subsequent accounting of income recognition for PCI loans determined to be TDRs both before and after the “change in accounting policy” related to the identification of TDRs.

Response:   We respectfully advise the Staff that the disclosure provided in Note 1, “Basis of Presentation and Recently Adopted and Issued Accounting Standards”, on page F-8 of Amendment No. 4, relates to the change in accounting policy we elected at the beginning of 2013 for identifying troubled debt restructurings (TDR) on modified loans accounted for individually under ASC Subtopic 310-30. “Receivables — Loans and Debt Securities Acquired with Deteriorated Credit Quality” (ASC 310-30). The change in policy, as disclosed, did not have an impact on net income, including any period in 2012.

We respectfully advise the Staff that the March 31, 2012 and June 30, 2012 quarterly and year to date prior period financial statements included in Amendment No. 2 on Form S-1 and Amendment No.3 reflected revisions and reclassifications made to properly account for purchased credit impaired (PCI) loans individually accounted for under ASC 310-30 considered to be TDRs. The changes made to the 2012 information reflect the accounting guidance provided by the Office of the Chief Accountant and the Division of Corporate Finance and addressed in the third topic of our confirming letter dated April 4, 2013.  While the corrections we made to properly account for PCI loans considered to be TDRs did not have a material impact on our results for the full-year ended December 31, 2012, which is the period required to be used to measure materiality in accordance with SAB 99 “Materiality,” we were instructed by our primary federal regulator to amend our 2012 quarterly Call Reports to reflect the impact of the correction on each individual quarter.  We revised the 2012 results presented in our Form S-1 filings to follow the amended Call Report data. We note that the accounting correction was isolated to 2012 and was an intra-year issue corrected prior to finalizing the audit of the full-year 2012 financial statements and none of our prior year audited financial statements were impacted.

The changes made consisted primarily of reclassifications of income statement line items, mainly interest income, provision for loan loss and non-interest income. The effect on net income to the quarters of 2012 was as follows:

•                  for the three months ended March 31, 2012, $1.4 million decrease to net income;

•                  for the three months ended June 30, 2012, $800 thousand decrease to net income;

•                  for the three months ended September 30, 2012, $600 thousand increase to net income; and

•                  for the three months ended December 31, 2012, $1.6 million increase to net income.

The corrections in 2012 reflect adjustments to reverse accounting used during 2012 and to present the quarterly activity for the PCI loans considered to be TDRs under the amended accounting approach. On a loan by loan basis, we reinstated the recorded investment, allowance for loan loss and indemnification asset as it was prior to the modification and then reproduced the accounting to reflect accounting for loans essentially as an ASC 310-30 loan, except the yield remained as the last yield recognized under ASC 310-30.  It is important to note that the adjustments made to each quarter were made to recast each quarter as it would have been presented following the revised accounting approach.  The fact that the revised accounting reduced net income in quarters one and two and increased net income in quarters three and four results from the timing of loans being modified and activity on those loans after such modification.  We inform the Staff that prior to our consultation with the SEC, we filed our 2012 fourth quarter Call Report on time with our primary regulator and thus the fourth quarter results, prior to any correction, were known. We would also like to inform the Staff that our audit of the full-year 2012 financials was not finalized until the consultation with the Office of the Chief Accountant and the Division of Corporate Finance was complete and the impact on the full-year 2012 financial statements was known and the 2012 audited financial statements fully conform to the revised accounting approach.

We hope the foregoing information addresses the Staff’s comments regarding the referenced registration statement.  If you have any questions regarding this letter, please do not hesitate to contact me at (248) 498-2848 or our attorney Brennan Ryan at (404) 322-6218.

Very truly yours,

/s/ Dennis Klaeser

Chief Financial Officer

cc:                                J. Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP